

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2011

<u>Via E-Mail</u>
David Lam
Lion Lam Diamond Inc.
14520 Memorial Drive
Suite M206
Houston, Texas 77079

> **Re: Lion Lam Diamond Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed June 23, 2011**
> **File No. 333-172112**

Dear Mr. Lam:

We have reviewed your letter dated June 23, 2011 responding to our comment letter dated June 16, 2011 and your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please note that your registration statement continues to contain numerous typographical errors, pagination issues and other items that make the document difficult to read and comprehend.   We believe that most if not all of the comments below could have been avoided with a proofread of the document prior to filing. Please be advised that if future amendments contain similar correctable errors, the staff will not perform a detailed review but instead will indicate that no further review will be undertaken until such errors have been corrected. Please note this comment in your next amendment.

2. We note your response to comment one in our letter dated June 16, 2011 and we reissue that comment. You state that you corrected all typographical errors. However, we note the following examples of typographical or grammatical errors that you did not correct or that

you added to the current amendment. Please note, these are only examples and not an exhaustive list:

- The first bullet point in comment one in our letter dated June 16, 2011 noted a grammatical error in footnote two on page three ("shares to be offer to the public"). You made no change to this footnote and provided no explanation.

- The cover page of your registration statement lists an incorrect zip code of "2054."

- "…the net tangible book value of the 11,000,000 shares to be outstanding will be $2226,995…," page 17.

- "… however. we have the options to selected from a number of 3-D design vendors who could provided similar design services…," page 30.

- "…as long as we paid their design fees," page 30.

- "These artisans and goldsmiths used the relevant prototype design…," page 30.

- "…we have skilled artisans and goldsmiths could be completed the crown projects for us," page 30.

- "The loan is evidence by a promissory note and is due upon demand that bears 4% interest per year," page 34.

Please carefully review your registration statement and revise typographical and grammatical errors (particularly errors relating to verb tenses) that have the potential to render your disclosure inaccurate or confusing. A simple statement by you that you have corrected all errors will be considered nonresponsive to the extent such errors still exist in your filing. Further, changes to your filing that contain similar errors will necessitate additional comments requesting that you correct the errors. Please provide a detailed response that tells us specifically where you have made changes.

Selected Financial Data, page 8

3. We reviewed your response to comment three in our letter dated June 16, 2011 and note your revisions. Please address the following issues:

- Revise the labels to the balance sheet data to reflect that balances are *as of* March 31, 2011 and *as of* December 31, 2011.

- Net profit/Loss for the three months ended March 31, 2011 and for the period from inception to December 31, 2010 should agree with the net loss per the statement of operations for the same periods.

Item 6. Dilution, page 17

4. Please correct what appears to be a typographical error in the third paragraph on this page regarding the net tangible book value of the 11 million shares to be outstanding or advise.

Plan of Operation page 29

Phase II: Outsource jewelry design projects, page 30

5. We note your response to comment five in our letter dated June 16, 2011. Please disclose the number of "vendors that could provide [you] with 3-D jewelry designs" in addition to AJC Designing Inc. and with which you have verbal agreements. In addition, please revise to clarify, if true, that pursuant to the verbal agreements with such vendors, you are not obligated to place orders with such vendors, and such vendors are not obligated to accept any orders you place.

6. We note your response to comment seven in our letter dated June 16, 2011. Please disclose the number of "artisans and goldsmiths" vendors that could provide services to you and with which you have verbal agreements. In addition, please revise to clarify, if true, that pursuant to the verbal agreements with such artisans and goldsmiths, you are not obligated to place orders with such artisans and goldsmiths, and such artisans and goldsmiths are not obligated to accept any orders you place.

Executive Compensation, page 33

7. We reviewed your response to comment 10 in our letter dated June 16, 2011 and note your revisions. The amount disclosed as accrued salary payable to David Lam at the most recently completed fiscal year does not agree with the amount of accrued salary payable disclosed on the balance sheet as of December 31, 2010. Please revise or advise.

Financial Statements

8. Please revise the index of financial statements to include all periods filed. For example, page F-2 includes balance sheets as of March 31, 2011 (unaudited) as well as December 31, 2010.

Balance Sheet, page F-2

9. Please explain what your reference to Note 5 on the Accrued Salary Payable line item represents as there is no discussion of this item in that footnote to the financial statements.

Statements of Operations, page F-3

10. The above statement of operations is poorly paginated and difficult to read. Please review and revise with a view toward making such statement understandable to the user.

11. The line item, "purchase of diamond" in the amount of $17,496 for the period from inception to December 31, 2010 appears to be a typographical error.   Please revise or advise.

12. We note several incorrect totals on the statements. Please recalculate and correct the following:

   - Total operating expense for the three months ended March 31, 2011

   - Loss from operations for the three months ended March 31, 2011

   - Net loss for the three months ended March 31, 2011

   - Net loss for the period from inception to December 31, 2010

   - Purchase of Diamond for the period from inception to March 31, 2011

   - Total operating expense for the period from inception to March 31, 2011

   - Loss from operations for the period from inception to March 31, 2011

   - Net loss for the period from inception to March 31, 2011

   Please also ensure that the revised amounts are consistent with the statements of cash flows and the statements of stockholders' equity.

Statement of Cash Flows, page F-4

13. Please label the column for the three months ended March 31, 2011 as unaudited.

14. The final column and related amounts of this statement are illegible. Please revise to make it legible to the financial statement user. In addition, you should include an inception to date column for all periods covered by the financial statements.

15. We reviewed your response to comment 20 in our letter dated June 16, 2011, but it appears that the amounts you have disclosed as changes in operating assets and liabilities still do not correspond to the change in balance sheet amounts from one period to the next. Please refer to ASC 230-10-55 and revise accordingly.

16. Please revise to include the amounts of net loss in total cash used in operating activities for each period presented.

Statements of Stockholders' Equity, page F-5

17. Please ensure that all amounts contained in the above statement are consistent and conform to amounts disclosed in other applicable financial statements.

Exhibits

18. We note you have listed Exhibit 23.1 Consent of Auditors in the index, but did not include it. Please file a currently dated consent from your independent registered public accountant for the inclusion of the firm's audit report dated February 5, 2011 in your registration statement.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 if you have questions regarding comments on the financial statements and related matters. Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3720 with any questions you may have.

Sincerely,

/s/ Lilyanna L. Peyser for

James Allegretto
Senior Assistant Chief Accountant